Exhibit 99.1

REPORT ON VOTING RESULTS

ANNUAL MEETING OF SHAREHOLDERS

HELD ON JULY 16, 2020

The annual meeting of shareholders (the “Meeting”) of Theratechnologies was held online via a live audio webcast on Thursday, July 16, 2020 at 10:00 a.m.. Three shareholders and/or proxy holders were present at the Meeting, in person or by proxy, holding 43,400,357 common shares of Theratechnologies, representing approximately 56.35% of the total votes attached to all issued and outstanding shares of Theratechnologies as of the record date on June 12, 2020.

Election of Directors

All seven directors proposed for election at the Meeting were elected by a ballot vote. All candidates were elected by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management for the election of directors were as follows:

	Votes For		Votes Withheld
	#	%	#	%
Sheila Frame	21,842,666	96.67	752,700	3.33
Gérald Lacoste	21,601,151	95.60	994,215	4.40
Paul Lévesque	22,419,482	99.22	175,884	0.78
Gary Littlejohn	21,751,876	96.27	843,490	3.73
Paul Pommier	21,105,999	93.41	1,489,367	6.59
Dawn Svoronos	21,864,273	96.76	731,093	3.24
Dale Weil	21,879,779	96.83	715,587	3.17

Appointment of Auditors

KPMG LLP, chartered public accountants, were appointed by ballot vote as Theratechnologies’ auditors to hold office until the next annual meeting of shareholders or until their successors are appointed, and the directors were authorized to fix their remuneration. KPMG were appointed by a ballot vote by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The proxies received by management for the appointment of the auditors were as follows:

	Votes For		Votes Withheld
	#	%	#	%
Auditors	41,870,819	96.48	1,529,538	3.52

Resolution 2020-1 Approving the Amended and Restated By-Law No.3

Resolution 2020-1 approving the amended and restated by-law no.3 was passed by a majority of the votes cast by ballot by the shareholders present or represented by proxy at the Meeting. The proxies received by management for the passing of resolution 2020-1 were as follows:

	Votes For		Votes Against		Votes Withheld
	#	%	#	%	#	%
Resolution 2020-1	21,907,071	96.95	600,293	2.66	88,002	0.39

Resolution 2020-2 Approving the Implementation of By-Law No. 4

Resolution 2020-2 adopting by-law no.4 was passed by a majority of the votes cast by ballot by the shareholders present or represented by proxy at the Meeting. The proxies received by management for the passing of resolution 2020-2 were as follows:

	Votes For		Votes Against		Votes Withheld
	#	%	#	%	#	%
Resolution 2020-2	20,840,886	92.24	1,671,493	7.40	82,987	0.37

Resolution 2020-3 Approving the Increase and Replenishment of the Number of Common Shares Available for Issuance Under Theratechnologies’ Share Option Plan

Resolution 2020-3 approving the increase and replenishment of the number of common shares available for issuance under Theratechnologies’ share option plan was passed by a majority of the votes cast by ballot by the shareholders present or represented by proxy at the Meeting. The proxies received by management for the passing of resolution 2020-3 were as follows:

	Votes For		Votes Against		Votes Withheld
	#	%	#	%	#	%
Resolution 2020-3	19,433,741	86.01	3,068,085	13.58	93,540	0.41